Relianc
Industries Limit
Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 c
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6c
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.c

October 11, 2006

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA


06017420

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	October 11, 2006	Intimation regarding date of Board Meeting to consider unaudited financial results for the quarter/ half year ended September 30, 2006.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

10/17

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box ; 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

October 11, 2006

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Fax No.2272 3121 / 2272 3710

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G. Block
Bandra-Kurla Complex
Mumbai 400 051
Fax No. 2659 8237 / 38

Dear Sirs,

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Thursday, October 19, 2006** to consider, inter alia, the Unaudited Financial Results of the Company for the quarter/half year ended on September 30, 2006.

We shall inform you the details after conclusion of the meeting.

Thanking you,

Yours faithfully,
For Reliance Industries Limited,



Vinod M. Ambani
President & Company Secretary